UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933
For the fiscal year ended December 31, 2023

ENERGEA PORTFOLIO 3 AFRICA LLC
(Exact name of issuer as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

86-2564467
(I.R.S. Employer Identification No.)

52 Main Street, Chester, CT 06412
(Full mailing address of principal executive offices)

860-316-7466
(Issuer's telephone number, including area code)

Class A Investor Shares
(Title of each class of securities issued pursuant to Regulation A)

Part II

Caution Regarding Forward-Looking Statements

We make statements in this annual report that are forward-looking statements. The words "outlook," "believe," "estimate," "potential," "projected," "expect," "anticipate," "intend," "plan," "seek," "may," "could" and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance, or achievements that we express or imply in this annual report or in the information incorporated by reference into this annual report.

The forward-looking statements included in this annual report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

·
our ability to effectively deploy the proceeds raised in our offering of limited liability company interests designated as "Class A Investor Shares" (the "Offering") pursuant to Regulation A ("Regulation A") of the Securities Act of 1933, as amended (the "Securities Act");

·	ability to attract and retain investors in our Class A Investor Shares ("Investors") to the Energea Global LLC website, www.energea.com (the "Platform");

·	risks associated with breaches of our data security;

·
public health crises, pandemics and epidemics, such as those caused by new strains of viruses such as H5N1 (avian flu), severe acute respiratory syndrome (SARS) and, most recently, the novel coronavirus (COVID-19);

·	climate change and natural disasters that could adversely affect our community solar energy projects in Africa ("Projects") and our business;

·	changes in economic conditions generally and the renewable energy and securities markets specifically;

·	limited ability to dispose of assets because of the relative illiquidity of renewable energy Projects;

·	our failure to obtain necessary outside financing;

·	risks associated with derivatives or hedging activity;

·	intense competition in African renewable energy markets that may limit our ability to attract or retain energy offtakers;

·	defaults under Supporting Contracts (see "Summary of Supporting Contracts");

·	increased interest rates and operating costs;

·	the risk associated with potential breach or expiration of a ground lease, if any;

·	our failure to successfully construct, interconnect, operate or maintain the Projects;

·	exposure to liability relating to environmental and health and safety matters;

·	the failure of Projects to yield anticipated results;

·	our level of debt and the terms and limitations imposed on us by our debt agreements;

·	our ability to retain our executive officers and other key personnel of Energea Global LLC (our "Manager");

·	the ability of our Manager to source, originate and service our loans;

·	the ability for our engineering, procurement and construction contractors and equipment manufacturers to honor their contracts including warranties and guarantees;

·
regulatory changes impacting our business or our assets (including changes to the laws governing the taxation of corporations and Securities and Exchange Commission ("SEC") guidance related to Regulation A, or the Jumpstart Our Business Startups Act of 2012);

·
changes in business conditions and the market value of our Projects, including changes in renewable energy policy, interest rates, prepayment risk, operator or borrower defaults or bankruptcy, and generally the increased risk of loss if our investments fail to perform as expected;

·	our ability to implement effective conflicts of interest policies and procedures among the various renewable energy investment opportunities sponsored by our Manager;

·	our compliance with applicable local, state and federal laws, including the Investment Advisers Act of 1940, as amended, the Investment Company Act of 1940, as amended, and other laws; and

·	changes to U.S. generally accepted accounting principles ("U.S. GAAP").

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this annual report. All forward-looking statements are made as of the date of this annual report and the risk that actual results will differ materially from the expectations expressed in this annual report will increase with the passage of time. We undertake no obligation to publicly update or revise any forward-looking statements after the date of this annual report, whether because of new information, future events, changed circumstances or any other reason. Considering the significant uncertainties inherent in the forward-looking statements including, without limitation, those contained herein and those detailed under the heading "Summary and Risk Factors" in our latest offering circular (the "Offering Circular") filed with the SEC, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this annual report will be achieved.

Item 1: Business

Description of Business

Offices and Employees

The Company's offices are located at 52 Main Street, Chester, CT 06412. The Company itself has no employees. Rather, the Company has engaged the Manager to manage the Company and utilizes employees and services provided by the Manager as described more fully in the section "Directors, Executive Officers & Significant Employees".

Company Overview

Energea Portfolio 3 Africa LLC is a limited liability company, treated as a corporation for tax purposes, organized under the laws of Delaware as of March 11, 2021. The Company and its day-to-day operations are managed by the Manager, Energea Global LLC. The Company was created to invest in the acquisition, development, construction and operation of solar energy Projects in various countries in Africa with a focus on South Africa. The Projects will sell power and, in some cases, environmental commodities, to offtakers who purchase the electricity under long term contract (we collectively refer to offtakers of electricity "Customers").

Projects are owned by a special-purpose entity (the "Holdco"). Holdco is organized as a South African limited liability company, the South African equivalent of a U.S. limited liability company. Holdco is a wholly owned subsidiary of the Company.

The revenue from our Projects consists primarily of the payments we receive from Customers under Solar Leases (see "Summary of Supporting Contracts"). The Company will make a profit if revenues from Projects exceed their expenses plus those expenses of the Company (see "Our Operating Costs and Expenses").

The Company generally plans to hold the Projects indefinitely, creating a reliable stream of cash flow for Investors. Should the Company decide to sell Projects in the future, however, the Manager would consider the following factors:

·
Yield and Cashflow: Many investment funds look for reliable cashflows generating a targeted yield. With both revenue and most expenses locked in by contract, the cash flow from any Project or portfolio of Projects should be predictable and consistent for as long as 25 years.

·
Project Consolidation: Some of the Projects will be too small or unusual for institutional buyers to consider purchasing on their own. The Company could package these Projects into a larger, more standardized portfolio that will be attractive to these larger, more efficiency-focused players. In the aggregate, a portfolio of Projects might be expected to generate 50+ megawatts of power with relatively uniform power contracts, engineering standards, and underwriting criteria. A portfolio of that size can bear the fees and diligence associated with an institutional-grade transaction or securitization.

·
Cash Flow Stabilization: When the Company buys a Project, it will typically share the construction risk with the Development Company that originated the Project. Larger investors are generally unwilling to take on construction risk and will invest only in Projects that are already generating positive cash flow, referred to as "stabilization". Thus, the Company may acquire Projects before stabilization and sell them after stabilization. Institutional investor interest in the Portfolio should increase as the portfolio stabilizes.

·
Increase in Residual Value: When the Company acquires a Project, the appraisal is based solely on the cash flows projected from executed Project Rental Contracts, with no residual value assumed for the Project. There is a high probability that a Project will continue to create revenue after its initial contract period in the form of a contract extension, repositioning, or sale of energy into the merchant energy markets. This creates a sort of built-in "found value" for our Projects, which may be realized upon sale.

Investment Strategy

The Company sources its Projects from other companies who specialize in developing solar projects in Africa ("Development Companies"). The Company's relationship with Development Companies can take several different forms. Sometimes a Development Company will not only identify a potential project, but also permit, engineer and construct it. Sometimes a Development Company will provide operations and maintenance support for a Project after it's built. Sometimes a Development Company will sell us a Project and exit entirely.

Development Companies are compensated for their work and their risk. This may include a developer fee or a continued economic interest in the Project. The Manager does not currently own a Development Company in Africa and the Company acquires all Projects from unrelated Development Companies. The Manager may stand up or acquire a Development Company if Projects from third parties become overpriced if an exceptional market opportunity presents itself or if deal flow is slow and we require additional development capacity. If the Company were to acquire a Project from a Development Company that is related to the Manager, we will cap the related-party development fee at 5.0% of the overall Project's cost, which we believe is below the standard market rate for developing a Project.

The Manager reviews Projects submitted by the Development Companies to identify investments that represent the greatest potential for risk-adjusted returns. We are specifically searching for Projects in countries with favorable economic conditions, large addressable markets and well-defined renewable energy policies, like South Africa. The Manager has a strong preference for Projects with credible Customers, albeit adjusted for the context of African economies.

The Manager believes the best investment strategy for African markets requires small investments in a broad base of Projects in a concentrated geographic area. The average risk of default by a Customer of a Solar Lease is higher in Africa than it may be in other markets, thus diversification is central to the Company's investment strategy. Placing small investments (<$2,000,000 per Project) will help reduce risk of loss as a whole and increase the level of impact on the local communities and businesses in which we invest. That said, every Project is vetted for its financial credibility by the Investment Committee and only approximately 20% of Projects we've reviewed have qualified for an investment to date.

We primarily invest in Projects with the following characteristics:

·
Power Capacity: We intend to focus on Projects of between 0.1 megawatts and 2 megawatts. (NOTE: The capacity of a solar project is determined in accordance with "standard testing conditions" established by certain laboratories worldwide. The actual output of a solar project fluctuates with solar irradiance.)

·	Locations: We select locations based primarily on:

o Demand for alternative energy;

o Efficient access for maintenance;

o Easy interconnection points with the electricity grid;

o Strong solar irradiance; and

o Country and state-level policies that enable the development of renewable energy Projects.

·
Right to Site: Some Projects owned by the Company will be installed on Customer's rooftops, while others will be located on remote parcels of real estate. In either scenario, the Company will obtain rights to access the Project to construct and maintain the Project ("Site Access"). For rooftop Projects, Site Access is most-commonly granted through the Solar Lease with the Customer. For Projects on remote real estate, we will either purchase or lease the property to ensure adequate Site Access is obtained.

·
Connecting Projects to the Electric Grid: Most Projects acquired or constructed by the Company will require permission to interconnect to the local electric grid ("Interconnection"). This permission is granted by the local interconnecting utility company through an interconnection agreement and an associated permission to operate. In the case of certain smaller projects, interconnection rights may be granted through national and utility policy and not require an individual interconnection agreement.

·
Our Solar Equipment: We use the same basic equipment used across the solar industry: the solar panels themselves, which turn sunlight into electrical energy; and the inverters, which convert the direct current from the panels to the alternating current used in homes and businesses. However, we buy our equipment only from certain manufacturers known for high quality and financial strength.

·
Country-Level Policies and Environmental Commodities: Some regions in Africa have certain policies to promote the development of renewable energy projects. There are a wide range of policy types that include carbon credits, property and sales tax exemptions, net metering and community solar (referred to as "wheeling" in the South African context). The Company will seek to optimize those country-level policies in order to increase the expected return on investment for Investors which may include transactions with third parties to monetize carbon and renewable energy credits.

Thus, in most cases Investors are not exposed to any Project-level risks until all these conditions are satisfied. However, the Manager might make exceptions for exceptionally promising Projects. The Manager will have sole discretion over whether to acquire or invest in a Project. See "Risks Factors" for more information.

The Sun Exchange

As of December 31, 2023, the Manager has sourced the most Projects from a Development Company named The Sun Exchange. The Sun Exchange is a small Development Company based in Cape Town, South Africa. They are a recognized brand in the South African solar market and have a pipeline of projects that meet the investment criteria described above. We expect to continue to source Projects from The Sun Exchange in the foreseeable future as well as from other Development Companies.

Investment Committee

When we find a Project that meets the fundamental criteria described above, we consider the Project for investment at a multi-disciplinary committee of experienced renewable energy executives of the Manager ("Investment Committee"). As of the date of this Annual Report, the Investment Committee consists of a Managing Partner (Mike Silvestrini), General Counsel (Isabella Mendonca), a Financial Analyst (Arthur Issa) and the Director of Operations and Maintenance (David Rutty). To approve a Project for funding, a unanimous approval of the Project by the Investment Committee is required to move forward. A copy of the memorandum prepared by the Manager for each Project and used by the Investment Committee to make an investment decision is provided to Investors on the Platform and in our filings with the SEC.

Competition

Our net income depends, in large part, on our ability to source, acquire and manage investments with attractive risk-adjusted yields. We compete with many other entities engaged in renewable energy in the African market, including individuals, corporations, private funds, and other entities engaged in renewable energy investment activities, many of which have greater financial resources and lower costs of capital available to them than we have. In addition, there are numerous companies with asset acquisition objectives similar to our Manager, and others may be organized in the future, which may increase competition for the investments suitable for us.

Competitive variables include market presence and visibility, amount of capital to be invested per Project and underwriting standards. To the extent that a competitor is willing to risk larger amounts of capital in a particular transaction or to employ more liberal underwriting standards when evaluating potential investments than we are, our investment volume and profit margins could be impacted. Our competitors may also be willing to accept lower returns on their investments and may succeed in buying the assets that we have targeted for acquisition. Although we believe we are well positioned to compete effectively in each facet of our business, there is enormous competition in the market and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to conduct our business effectively.

Our Revenue

From a recognition standpoint, we recognize the revenue from both the Solar Lease and the Purchase and Sale Agreement for Environmental Commodities when the invoice is sent to the Customer.

Revenue for the Company comes from the Projects. Revenue for the Projects comes from the payments we receive from Customers under Solar Leases and any Purchase and Sale Agreement for Environmental Commodities. The Company may also produce revenue by selling Projects.

For the fiscal years ended December 31, 2023 and 2022, respectively, the Company's total revenue was $85,420 and $13,040, respectively, which is broken down below:

Revenue Recognition	Amount as of 12/31/2023	Amount as of 12/31/2022
Solar Lease Agreements	$85,420	$13,040
Purchase and Sale Agreement for Environmental Commodities	$0	$0
Sale of Projects	$0	$0

Our Revenue Recognition Policy follows ASC-606 which is a five-step procedure:

Procedure	Example
Step 1 - Identify the Contract	Solar Lease Agreement
Step 2 - Identify the Performance Obligations	Delivery of electricity from solar plant
Step 3 - Determine the Transaction Price	Amount contractually signed with customer
Step 4 - Allocate the Transaction Price	Obligation is satisfied by transferring control of the electricity produced to the customer
Step 5 - Recognize Revenue	At a point in time when the customer is invoiced

Our Operating Costs and Expenses

The Company incurs a variety of costs and expenses, including:

·	banking fees;

·	legal expenses;

·	payments to the Manager for fees and carried interest;

·	payments to U.S. states to comply with their respective securities law ("Blue Sky Laws");

·	debt service and transactional payments (where we borrow money at the Company level);

·	accounting expenses

·	annual financial audit expenses;

·	depreciation; and

·	U.S. taxes.

The Projects also incur a variety of costs and expenses, including:

·	payments to third parties to operate and maintain the Projects;

·	lease payments to landowners (if applicable);

·	debt service and transactional payments (where we borrow money at the Project level);

·	utilities;

·	property taxes;

·	banking fees;

·	taxes levied in African countries;

·	depreciation; and

·	Project insurance.

The Company's total operating expenses for the fiscal years ended December 31, 2023 and December 31, 2022 were $95,014 and $18,860.

U.S. and African Taxes

The following summarizes the most significant taxes that will be imposed on the Projects and the Company by countries and localities in Africa, as well as the federal income tax consequences of acquiring Class A Investor Shares. This summary is based on the current tax laws of African jurisdictions, the current U.S. Internal Revenue Code (the "Code"), the current regulations issued by the Internal Revenue Service ("Regulations"), and current administrative rulings and court decisions, all as they exist today. All of these tax laws could change in the future.

This is only a summary, applicable to a generic Investor. Your personal situation could differ. We encourage you to consult with your own tax advisor before investing.

African Taxes

The Company's Projects could be located in any number of African countries. Each country, and each local governmental units (e.g., states, towns, cities, counties, municipalities, etc.) might include any number of taxes on the Projects and the Company, including but not limited to income taxes, gross receipts taxes, and value-added taxes. In selecting Projects, the Company will take into account any material tax burdens. However, it is impossible to predict the actual tax burden today.

U.S. Federal Income Taxes

Classification as a Corporation

The Company will be treated as a corporation for federal income tax purposes. As a corporation, cash received by Investors will be treated as a combination of return of capital or qualified dividends. Qualified dividends will be taxed at the capital gains tax rate of either 0%, 15%, or 20%, depending on the Investor's income tax bracket.

The General Intangible Low-Tax Income ("GILTI") tax on foreign investments is more favorable to our investors under a corporate tax structure as opposed to a partnership, where the tax on international assets would be levied on individuals. Under a partnership an investor would be responsible for 37% of all foreign profits generated from an international investment. A corporate tax structure allows the corporation to realize foreign tax credits. Under this corporate tax reporting structure, the corporate entity would only pay 21% tax on 50% of the foreign profits after foreign tax credits have been applied.

When the Company closes its books each year, it will post a profit/loss for that tax year. In accordance with the IRS, taxable dividends can only result from profit/loss of an "LLC treated as a corporation" which is how the Company is classified. When the Company's profit/loss for the year is less than the total distributions (which is often the case), the remaining distributions get filed in Box 3 of the Investor's 1099-DIV as non-dividend distributions. These distributions are non-taxable and are filed as a return of capital (and subtracted from the basis). When the Investor sells their shares or are bought out at the end of the portfolio's lifespan, the basis is what is used to determine the capital gains or losses realized by the sale of the shares.

Taxation of Dividends

The income of the Company will consist primarily of cash available for distribution ("CAFD") received from the Holdco in the form of a dividend. Because the Holdco is a foreign company, these dividends will be "non-qualified dividends" within the meaning of the Code and therefore subject to tax at ordinary income tax rates ("qualified dividends," including dividends from most U.S. corporations, are subject to tax at preferential rates).

Foreign Tax Credit

The Company, but not the Investors, might be entitled to credits for taxes paid by the Holdco in South Africa.

Sale or Exchange of Class A Investor Shares

In general, the sale of Class A Investor Shares by an Investor will be treated as a sale of a capital asset. The amount of gain from such a sale will generally be equal to the difference between the selling price and the Investor's tax basis. Such gain will generally be eligible for favorable long-term capital gain treatment if the Class A Investor Shares were held for at least 12 months. However, to the extent any of the sale proceeds are attributable to substantially appreciated inventory items or unrealized receivables, as defined in Code section 751, the Investor will recognize ordinary income.

A gift of Class A Investor Shares will be taxable if the donor-owner's share of the Company's debt is greater than his or her adjusted basis in the gifted interest. The gift could also give rise to federal gift tax liability. If the gift is made as a charitable contribution, the donor-owner is likely to realize gain greater than would be realized with respect to a non-charitable gift, since in general the owner will not be able to offset the entire amount of his adjusted basis in the donated Class A Investor Shares against the amount considered to be realized as a result of the gift (i.e., the debt of the Company).

Transfer of Class A Investor Shares by reason of death would not in general be a taxable event, although it is possible that the IRS would treat such a transfer as taxable where the decedent-owner's share of debt exceeds the pre-death basis of his interest. The decedent-owner's transferee will take a basis in the Class A Investor Shares equal to its fair market value at death (or, in certain circumstances, on the date six (6) months after death), increased by the transferee's share of debt. For this purpose, the fair market value will not include the decedent's share of taxable income to the extent attributable to the pre-death portion of the taxable year.

Treatment of Distributions

Upon the receipt of any distribution of cash or other property, including a distribution in liquidation of the Company, an Investor generally will recognize income only to the extent that the amount of cash and marketable securities he, she, or it receives exceed the basis of his, her, or its Class A Investor Shares. Any such gain generally will be considered as gain from the sale of Class A Investor Shares.

Alternative Minimum Tax

The Code imposes an alternative minimum tax on individuals and corporations. Certain items of the Company's income and loss may be required to be taken into account in determining the alternative minimum tax liability of Investors.

Taxable Year

The Company will report its income and losses using the calendar year. In general, each Investor will report his, her, or its share of the Company's income and losses for the taxable year of such Investor that includes December 31st, i.e., the calendar year for individuals and other owners using the calendar year.

Tax Returns and Information; Audits; Penalties; Interest

The Company will furnish each Investor with the information needed to be included in his federal income tax returns. Each Investor is personally responsible for preparing and filing all personal tax returns that may be required as a result of his purchase of Class A Investor Shares. The tax returns of the Company will be prepared by accountants selected by the Company.

If the tax returns of the Company are audited, it is possible that substantial legal and accounting fees will have to be paid to substantiate our position and such fees would reduce the cash otherwise distributable to Investors.

Each Investor must either report Company items on his or her tax return consistent with the treatment on the information return of the Company or file a statement with his tax return identifying and explaining the inconsistency. Otherwise, the IRS may treat such inconsistency as a computational error and re-compute and assess the tax without the usual procedural protections applicable to federal income tax deficiency proceedings.

The Code imposes interest and a variety of potential penalties on underpayments of tax.

Other U.S. Tax Consequences

The foregoing discussion addresses only selected issues involving federal income taxes and does not address the impact of other taxes on an investment in the Company, including federal estate, gift, or generation-skipping taxes, or State and local income or inheritance taxes. Prospective Investors should consult their own tax advisors with respect to such matters.

Summary of Supporting Contracts

The Company will cause the SPEs to enter into four main contracts for each Project:

·
Purchase and Sale Agreements: When the Manager identifies a project that it believes, in its sole discretion, meets the investment criteria of the Company, it signs a "Purchase and Sale Agreement" to acquire the rights to the Project from a Development Company.

·	Solar Leases: In all cases, the SPEs will sell electricity produced by the Projects to Customers pursuant to a contract we refer to as a "Power Purchase Agreement."

·
Construction Contracts: To build the Projects, the SPE will hire a third party to provide engineering, procurement, and construction services pursuant to a contract we refer to as a "Construction Contract."

·	Asset Management Agreements: The SPE will then hire a third party to operate the maintain the Projects pursuant to a contract we refer to as a "Project Maintenance Contract."

Although the final terms and conditions and contract title might differ from Project to Project, the rights and obligations of the parties will generally be consistent across all of the Projects.

Purchase and Sale Agreement

The principal terms of typical Purchase and Sale Agreements are as follows:

·	The Seller agrees to sell and the Buyer agrees to purchase a "project", which is generally defined in an exhibit and includes the rights to a signed Solar Lease with a customer.

·	The contract establishes the price.

·	Seller transfers the project to Holdco.

Solar Lease

The principal terms of typical Solar Leases are as follows:

·	The lease will, at a minimum, establish the:

o rate the Customer will pay per kWh produced by the project;

o an annual rate escalator, usually CPI + 2%;

o the term of the contract, which is usually 20 years;

o the exact location of the project on the Lessee's premises.

·	The Lessor shall pay for and manage the process of constructing the project. Upon the final completion of the construction phase, the Lessor agrees to lease the solar facility to the lessee.

·	Lessor agrees to produce a monthly invoice that is the amount of kWh generated during the month (as confirmed by a meter reading) multiplied by the energy rate. Lessee agrees to pay such invoice.

·	Lessee will not interfere with the project in any way including the erection of a physical structure that could cast a shadow on the project.

·	Lessor agrees to engineer, procure and construct the project at the agreed upon location.

·
Lessee agrees that is it should breach the obligation to pay the lease invoice for more than 60 days, it would be forced to pay an early termination fee which is established as a table in the agreement for each of the 20 possible years where such a breach could occur.

·	Lessee may also exercise the option to buy the project for the same price as the early termination price at their discretion.

·	At the end of the Term, provided that the Lessee is not in any breach of the agreement, the project will automatically transfer to the Lessee for no cost.

·	The Lessor will insure the project.

·	Disputes will be arbitrated by the South African Institute of Chartered Accountants (for financial disputes) or another expert agreed to by the parties.

·	The Lessor is entitled to any and all environmental attributes generated by the project.

Construction Contracts

The principal terms of typical construction contracts are as follows:

·	The contractor will provide all the services needed to design and build a Project on a turnkey basis, including:

o Producing estimates of the potential electrical capacity;

o Creating engineering drawings;

o Supplying materials; and

o Installing, assembling, and testing the equipment.

·	For its services, the contractor will be entitled to a fixed fee.

·	The fixed fee will be paid in accordance with a schedule based on progress milestones.

·
The contractor will (i) be responsible for payment of all taxes, charges, tax contributions, and social security contributions related to the services performed; and ensure that all of its personnel are duly registered, are performing services in accordance with applicable laws, and are paid all wages, salary, labor, and social security charges for their work.

·	The contractor will provide the Holdco with certain warranties for its services and the equipment supplied.

·	The contractor must maintain certain specified insurance coverages.

·	The contractor is subject to various penalties for failure to perform including Liquidated Damages.

Asset Management Agreement

The principal terms of typical Asset Management Agreements are as follows:

·	The third-party contractor will provide all services required to operate and maintain the Project, including:

o Providing all personnel, equipment, and materials required for the efficient operation of the Project;

o Preparing all supporting documentation and information related to the use and operation of the Project;

o Inspecting transmission lines and substations at least twice annually and preparing a report suggesting services and maintenance to be performed on the Project;

o Preparing and implementing operation and maintenance instructions, guides, and procedures specific to the Project, including contingency plans as necessary;

o Performing routine inspections of the Project to ensure compliance with manufacturer's operation and maintenance standards;

o Determining, and to the extent possible, performing or managing any additional services as necessary to remedy any actual or potential problems with the Project;

o Registering the Project and all relevant equipment with the appropriate authorities; and

o Managing the supply of all equipment inventory and spare parts.

·
All services will be performed in accordance with their respective owner/operator manuals, applicable manufacturer and vendor warranties and specification, prudent operating practices and applicable laws.

·	The contractor will regularly communicate with the SPE concerning the Project, including:

o When any work is being done on the Project, holding monthly meetings;

o Providing monthly reports;

o Providing daily bulletins on the operation of the Project;

o Preparing monthly management; and

o Providing a report on any technical work performed on a Project.

·
The SPE will pay the third-party contractor a fixed monthly fee plus an additional amount for unexpected parts or services not part of the Scope of Work. The fixed monthly fee is subject to adjustment based on inflation.

·	The initial term of the contract is 60 months.

Material Legal Proceedings

As of December 31, 2023, neither the Company nor the Holdco are currently involved in any material legal proceedings.

Factors Likely to Impact the Performance of the Company

See "Market Outlook and Recent Trends" for information about the 2024 South Africa election, foreign exchange rates and loadshedding, each of which are factors likely to impact the performance of the Company.

The ability of the Company to conduct its business successfully depends on several other critical factors including, but not limited to:

·
Adequate performance by Sun Exchange and other Development Companies: The Company relies in large part on the Development Companies, like Sun Exchange, to do a good job developing the Projects from start to finish. Like many companies in Africa, some of the Development Companies we may work with might be small and run into cash problems that may affect their ability to perform and meet their contractual obligations to the Company.

·
Government Policies and Tariffs: Given the environmental and economic benefits of solar power, the Company expects the friendly attitude of certain African governments to continue. As we have seen in other markets, however, environmentally friendly policies can change quickly. If the governments in African markets where we have Projects succumb to pressure from incumbent energy producers, it could impose additional costs on the Projects.

·
Foreign Exchange Risk: Some of our Projects sell electricity and/or environmental commodities in foreign currencies. The Manager collects payments from operating Projects monthly and converts the foreign currency into USD prior to making distributions to Investors. Should any of those foreign currencies weaken against the USD, actual distributions made to our Investors could be smaller than anticipated.

·
Customer Credit Risk: unlike developed economies, many African economies are small and lack a broad base of quality Customers. To achieve the scale and diversification anticipated by the Company, we will need to invest in many Projects with many African companies. Some of these companies would not meet the underwriting standards of a conventional bank in the United States and may have shorter financial track records. They may have exposure to unfavorable market conditions, they may be affected by macro-economic trends in African markets and may be otherwise unable to make their payment obligations under contracts.

For additional information regarding risks and uncertainties that could affect us and our business, see "Summary and Risk Factors" in our latest Offering Circular, beginning on page 3, as the same may be updated from time to time by our future filings under Regulation A. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our Class A Investor Shares.

Item 2. Management Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes thereto contained in this Annual Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in herein (see "Caution Regarding Forward-Looking Statements"). Unless otherwise indicated, the latest results discussed below are as of December 31, 2023.

Offering Results

Through December 26, 2023, the Company's prior Regulation A offering sold 2,253,875 Class A Investor Shares and raised approximately $2,577,000 in capital. As of the date of this Annual Report, the Company has not yet qualified its latest Offering. Upon qualification of the Offering with the SEC, the Company will be offering up to $50.0 million in Class A Investor Shares pursuant to Regulation A.

Summary of Key Accounting Policies

Investments
For financial statement purposes, the Company accounts for investments in solar projects (Projects) under ASC 360. The Projects are carried at cost and will be depreciated on a straight-line basis over the estimated useful life of the related assets.

Impairment
The Company evaluates for impairment under ASC 360, utilizing the following required steps to identify, recognize and measure the impairment of a long-lived asset (group) to be held and used:

·	Indicators of impairment - Consider whether indicators of impairment are present

·
Test for recoverability - If indicators are present, perform a recoverability test by comparing the sum of the estimated undiscounted future cash flows attributable to the long-lived asset (group) in question to its carrying amount (as a reminder, entities cannot record an impairment for a held and used asset unless the asset first fails this recoverability test).

·
Measurement of an impairment - If the undiscounted cash flows used in the test for recoverability are less than the carrying amount of the long-lived asset (group), determine the fair value of the long-lived asset (group) and recognize an impairment loss if the carrying amount of the long-lived asset (group) exceeds its fair value.

Revenue Recognition
The company follows ASC 606 guidelines for revenue recognition. To apply this principle, the standard establishes five key steps:

·	Step 1: Recognize the contract with the customer

·	Step 2: Specify performance obligations

·	Step 3: Establish transaction price

·	Step 4: Allocate transaction price to performance obligations

·	Step 5: Recognize revenue

Market Outlook and Recent Trends

The majority of the Projects are located in South Africa, a nation grappling with flagrant racial tension, economic disparity, and political instability. These problems that may result in risk to the Projects. The chief concerns facing the Projects in South Africa currently are the election expected to take place in 2024, the weakening of the South African rand and load shedding.

2024 South Africa Election

The upcoming election looms amidst a backdrop of severe political turmoil, marked by a noticeable decline in the quality of government services and its ability to fulfill its duties to citizens. The ruling African National Congress ("ANC") is facing a pivotal vote, potentially leading to the loss of power for the first time since the inception of democracy in 1994.

The repercussions for South Africa and the surrounding region are substantial. Ongoing electricity shortages in South Africa and the weakening state of local governments will transform the 2024 election into a referendum on the ANC's performance. In the local elections of November 2021, the ANC was unable to secure an absolute majority in the country's metropolitan municipalities. These local contests provide a preview of what may unfold on the national stage.

There's a prevailing sense of unease regarding the ability of any coalition government to address the daunting challenges confronting South Africa. Escalating corruption, coupled with the rapid deterioration of public infrastructure, particularly the electricity supply (see "Load Shedding" below), have provided opposition parties with an opportunity to challenge the ANC's longstanding political dominance. The outcome hinges on whether opposition parties can successfully form a coalition. This will determine whether South Africa can make strides towards establishing a more open and competitive democracy, notwithstanding recent setbacks, or if the country will experience further regression in the medium term. The prevailing concern is whether a coalition government can effectively tackle the challenges facing South Africa, given various instabilities and the consistent shifts in government in most coalition-led cities.

Exchange Rates Between the South African Rand and the United States Dollar

Over the past 24 months, the foreign exchange rates between the South African Rand (ZAR) and the US Dollar (USD) have been subject to significant fluctuations. This period has witnessed a mix of economic and geopolitical factors that have influenced the value of these currencies relative to each other. Initially, the South African Rand faced challenges due to uncertainties surrounding global trade tensions and concerns about the country's domestic economic growth. These factors led to periods of depreciation against the US Dollar, creating volatility in the exchange rates.

However, the Rand demonstrated resilience during certain periods as well. It managed to regain some ground against the Dollar as commodity prices, especially precious metals like gold and platinum, which South Africa is a significant producer of, experienced price increases. Additionally, market sentiment and risk appetite played a role in shaping the exchange rates during this period, with fluctuations driven by shifts in investor confidence, global economic indicators, and central bank policies, both in the United States and South Africa.

Overall, the foreign exchange rates between the South African Rand and the US Dollar over the last 24 months have been dynamic, influenced by a range of internal and external factors, making it essential for investors and businesses to closely monitor these developments to navigate the potential impacts on trade, investment, and financial planning.

Load Shedding

Over the past 24 months, South Africa has faced significant challenges with load shedding, a practice where the national electricity utility, Eskom, deliberately interrupts the power supply to prevent the grid from overloading. Load shedding has been a recurrent issue due to various factors, including aging power infrastructure, maintenance issues, financial troubles within Eskom, and insufficient generation capacity. These factors have led to scheduled power outages that have not only disrupted daily life for millions of South Africans but have also had adverse effects on the country's economy.

Load shedding has had far-reaching consequences, impacting both households and businesses. Frequent power cuts have disrupted productivity, leading to financial losses for businesses, especially in sectors heavily reliant on continuous electricity supply, such as manufacturing and technology. Moreover, the uncertainty caused by unpredictable load shedding schedules has eroded investor confidence, making it challenging for businesses to plan and expand, thereby hindering economic growth.

Efforts to address this issue have included urgent infrastructure repairs, increased focus on renewable energy sources, and calls for improved management within Eskom. However, as of the past 24 months, the load shedding problem has persisted, underscoring the need for sustained, comprehensive solutions to stabilize the electricity supply, boost economic development, and enhance the quality of life for South Africans.

Distributions

Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on the Projects net income for the preceding month minus any amounts held back for reserves. Cash flow is first used to pay Project-level operating expenses prior to determining distributable cash flow (as defined below).    Cash flow from Projects can be generated in three ways:

·	payments from Customers under Solar Leases;

·	proceeds from the sale or refinance of Projects; and

·	Liquidated Damages under Construction Agreements (see below).

While we are under no obligation to do so, we have in the past and expect in the future to declare and pay distributions monthly; however, our Manager may declare other periodic distributions as circumstances dictate.

To date, the Company has not made a profit, although it has had distributable cash flow. To the extent the Company has distributable cash flow but has not made a profit, such distributions are generally considered a return of capital for U.S. federal income tax purposes and reported to Investors on a Form 1099-B. To the extent the Company makes distributions from profits in the future, such distributions will be classified as dividends and reported to Investors on a Form 1099-DIV.

Please note that in some cases, Investors have cancelled their purchase of Class A Investor Shares after distributions were made. In that case, the distribution allocated to that Investor is returned to the Company and the bookkeeping is updated to reflect the change in cash distributed. Thus, all figures below are subject to change.

Below is a table depicting the fees paid and distributions made from the Company since inception. Note that whenever the table shows that the Manager has received its Promoted Interest, the Investors have received their full Preferred Return, as defined in "Allocations of Distributions". In those cases where the Manager does not receive its Promoted Interest, distributions were not sufficient to distribute to Investors their Preferred Return.

Distribution Date	Distributable Cash Flow	Preferred Return	Promoted Interest*	Total Class A Investor Distributions (Including Preferred Return)	Cash on Cash Yield**
04/06/2021	-	-	-	-	-
04/26/2021	-	-	-	-	-
05/21/2021	-	-	-	-	-
07/29/2021	-	-	-	-	-
08/26/2021	-	-	-	-	-
09/23/2021	116.81	81.826	-	116.81	0.24%
10/30/2021	241.58	169.228	-	241.58	0.50%
11/30/2021	101.74	74.352	-	101.74	0.06%
12/24/2021	112.23	79.768	-	112.23	0.06%
2021 Total	$ 572.36	$ 405.17	$ -	$ 572.36	0.86%
01/26/2022	209.71	148.459	-	209.71	0.08%
02/24/2022	120.23	85.325	-	120.23	0.03%
03/29/2022	334.48	232.937	-	334.48	0.08%
04/29/2022	331.59	236.001	-	331.59	0.07%
05/31/2022	938.81	677.229	-	938.81	0.15%
06/30/2022	1084.96	782.657	-	1084.96	0.16%
07/29/2022	913.84	700.277	-	913.84	0.13%
08/27/2022	1119.77	846.482	-	1119.77	0.14%
09/27/2022	1401.61	1020.152	-	1401.61	0.18%
10/27/2022	1801.99	1280.110	-	1801.99	0.23%
11/29/2022	2304.2	1636.874	-	2304.2	0.26%
12/28/2022	3101.53	2203.287	-	3101.53	0.31%
2022 Total	$ 13,662.72	$ 9,849.79	$ -	$ 13,662.72	1.79%
01/26/2023	3528.87	2542.370	98.65	3430.22	0.31%
02/24/2023	3995.29	2847.590	114.77	3880.52	0.31%
03/27/2023	3605.33	2603.730	100.16	3505.17	0.25%
04/27/2023	4540.45	3332.650	120.78	4419.67	0.29%
05/26/2023	5011.38	3352.247	248.87	4762.51	0.28%
06/26/2023	5923.7	4054.700	186.9	5736.8	0.30%
07/25/2023	3239.31	2223.810	101.55	3137.76	0.16%
08/28/2023	2294.09	1826.447	-	2294.09	0.10%
09/27/2023	2759.92	1863.809	80.65	2679.27	0.11%
10/27/2023	4554.37	3233.481	118.88	4435.49	0.18%
11/24/2023	5519.31	3916.421	144.26	5395.84	0.22%
12/26/2023	8703.91	6194.688	225.83	8478.01	0.33%
2023 Total	$ 53,675.93	37,991.94	$ 1,541.30	$ 52,153.96	2.83%
TOTAL	$ 67,911.01	$ 48,246.91	$ 1,541.30	$ 66,389.04	5.48%
*Note: Energea reserves the right to reduce its Asset Management Fees and Promoted Interest payments for any reason or to protect the desired cash yield to Investors. For more information regarding the Asset Management Fees and Promoted Interest paid to our Manager, see "Compensation of Directors and Executive Officers" below.
**Note: Monthly Cash on cash yield values are calculated by dividing the Investor Distributions amount (which also includes distributions to the Manager or its affiliates if they own Class A Investor Shares) by the total cost basis of all outstanding shares at the time the distribution is issued. Year-end cash on cash yields are calculated by summing all monthly cash on cash yields for the respective year.

Calculating Distributions

The Company intends to make distributions monthly, to the extent the Manager, in its discretion, determines that cash flow is available for distributions. Below are the activities of the Company that generate the cash flow which could be used to fund distributions:

Sources of Distributable Cash Flow

·	Sale of Energy under Solar Leases

·	Sale of Environmental Commodities under Purchase and Sale Agreements for Environmental Commodities

·	Net Proceeds from Capital Transactions
o Originates from the sale or refinancing of Projects
o Net proceeds are the gross proceeds of the capital transaction minus associated expenses, including debt repayment

·	Liquidated Damages from Construction Agreements
o Penalties paid by EPC Contractors when Projects are delivered behind schedule
o LDs are not booked as revenue but are considered distributable cash flow

When the Company has distributable cash flow and the Manager determines to make a distribution, here is an overview of how these distributions are allocated and calculated:

Allocation of Distributions

Cash flow, if any, is distributed to the Investors and the Manager in the following order of priority:

·	First, a preferred return equal to a 7% IRR to Class A Investors (the "Preferred Return").

·	Thereafter, any additional cash flow 70% to the Investors and 30% to the Manager (the "Promoted Interest")

Calculation of Preferred Return

The Manager discounts each month of Estimated NOI (see "Price of Class A Investor Shares") by the same discount rate until the cash flow results in an internal rate of return ("IRR") of 7% ("Adjusted NOI"). The IRR is calculated using the XIRR function and is based upon the price an Investor paid per Class A Investor Share. The resulting Adjusted NOI is the monthly distribution that would need to be paid to Investors for them to receive their Preferred Return. Since all months of Estimated NOI are discounted evenly, the Adjusted NOI maintains the same seasonality curve as the Estimated NOI. If the actual NOI for any month is less than the Adjusted NOI, the Investors receive all the cash distributed that month and the shortfall is carried forward so that Investors catch up on their Preferred Return prior to any Promoted Interest being paid. The IRR is calculated based upon the price an Investor paid per Class A Investor Share, and not on any revenue or profit achieved by the Company. To the extent the Company has distributable cash flow but has not made a profit, such distributions are considered a return of capital for U.S. federal income tax purposes.

Calculation of Promoted Interest

If the Manager determines that a distribution can be made with distributable cash flow, and the amount of distributable cash flow is greater than the Adjusted NOI for the month (and the Investors are therefore on track to receive their Preferred Return), the Manager will receive a Promoted Interest. Any distributable cash flow that is greater than the Adjusted NOI (plus any shortfall from previous months) will be divided between the Manager and the Investors where the Manager will get 30% of the excess and Investors will get 70% of the excess.

Past Operating Results

Since inception, the Company has steadily increased its ownership over a portfolio of commercial and industrial sized solar projects in South Africa. The main Customers for the Company have been schools and a chain of retirement homes called CPOA. We have focused the majority of our Project activity in two major South Africa urban centers: Johannesburg and Cape Town.

While the overall returns we expected from the Projects were negatively impacted by an increase in the frequency of Load Shedding and a weakening of the ZAR (see Market Outlook and Recent Trends). While a weaker ZAR results in lower-than-expected cash flow, and thus, dividend yield, it also creates a favorable investment environment where USD can be used to buy assets, like Projects, at attractive prices.

Some of the Projects we own have now been operational for more than six months and have stabilized their generation behavior, setting the Company on a path of consistent, long-term monthly cash distributions for the next two decades.

Operating Results for Fiscal Years ended December 31, 2023 and 2022

For the fiscal years ended December 31, 2023 and 2022, respectively, the Company invested a total of $1,446,628 and $931,343 and generated revenue of $85,420 and $13,040. The total operating expenses for the Company amounted to $95,014 for the fiscal year ended December 31, 2023 and $18,860 for the fiscal year ended December 31, 2022, including professional fees, advertising and marketing, software subscription, taxes, and other general and administrative expenses. Consequently, the Company incurred a loss from operations, totaling $9,594 for the fiscal year ended December 31, 2023 and $5,820 for the fiscal year ended December 31, 2022.

As of December 31, 2023, the Company had assets totaling $2,577,214 on its balance sheet, comprised of cash on hand of $1,109,421, investments in solar energy projects, net of depreciation in the amount of $1,446,628, account receivable and other current assets in the amount of $21,165. The Company's total Liabilities and members' equity was $2,577,214, Liabilities totaled $164,829 and $2,412,385 of equity owned by the Investors.

As of December 31, 2022, the Company had assets totaling $965,047 on its balance sheet, comprised of cash on hand of $6,907, investments in solar energy projects in the amount of $931,343, and other current assets in the amount of $26,797. The Company's total Liabilities and members' equity was $965,047, Liabilities totaled $17,585 and $947,462 of equity owned by the Investors.

Leverage

The Company might borrow money to invest in Projects, depending on the circumstances at the time. If the Company needs to move quickly on a Project and has not yet raised enough capital through the Offering, it might make up the shortfall through borrowing. The Manager will make this decision on an as-needed basis. Neither the Company nor the Projects currently have any loans.

Liquidity and Capital Resources

We are dependent upon the net proceeds from the Offering to conduct our proposed investments.

We will obtain the capital required to purchase new Projects and conduct our operations from the proceeds of the Offering and any future offerings we may conduct, from secured or unsecured financings from banks and other lenders, from short term advances from the Manager and from undistributed funds from our operations. As of December 31, 2023, the Company had $1,109,421 of cash on hand and equivalents, which will be used to complete the acquisition of new Projects including Hoerskool Bosmandam, CPOA Eventide, Montagu High School and other Projects approved by the Investment Committee.

Method of Accounting

The compensation described in this section was calculated using the accrual method in accordance with U.S. GAAP.

Item 3. Directors and Officers

Directors, Executive Officers & Significant Employees

Names, Positions, Etc.

The Company itself has no officers or employees. The individuals listed below are the Managing Partners, Executive Officers, and Significant Employees of Energea Global LLC, the Manager of the Company.

Name	Position with Manager	Age	Term of Office	Approximate Hours Per Week If Not Full Time (1)
Executive Officers
Mike Silvestrini	Managing Partner	43	01/01/2017 - Present	Full Time
Gray Reinhard	Managing Partner	39	01/01/2020 - Present	Full Time

Significant Employees
Isabella Mendonça	General Counsel	32	10/02/2020 - Present	Full Time
Arthur Issa	Financial Analyst	29	05/23/2018 - Present	Full Time
Tyler Hurlburt	Director of Investment Relations	45	11/03/2020 - Present	Full Time
Marta Coelho	Controller	51	12/07/2018 - Present	Full Time
Dave Rutty	Director of Construction	34	06/13/2022 - Present	Full Time
Kathy Koser	Director of Compliance	43	08/01/2021 - Present	Full Time

(1) The above listed employees do not record specific hours to each Company managed by Energea Global LLC. Rather, the employees focus their full-time and energy to each Project, portfolio, or process as needed. The Manager cannot estimate number of hours per week spent managing this or any particular Company as the employees are salaried. The work required to manage the Company and other companies managed by Energea Global LLC changes from time to time depending on the number and frequency of Projects resulting from the amount they raise in each Offering. As the companies grow, dedicated staff are brought in to exclusively manage a specific company. As of December 31, 2023, there are no staff members exclusively dedicated to the Company and it is managed by the Manager's executive team and certain significant employees.

Family Relationships

Marta Coelho, the Manager's Controller, is the sister-in-law of Mike Silvestrini, the Managing Partner. There are no other family relationships among the executive officers and significant employees of the Manager.

Ownership of Related Entities

Energea Global LLC, the Manager of the Company, is majority owned by Mike Silvestrini, a resident of Chester, Connecticut.
Business Experience

Mike Silvestrini

Mike is an accomplished professional with a strong commitment to renewable energy and environmental sustainability. He has played a key role in the development of over 500 solar projects across the United States, Brazil, and Africa, contributing to the global transition to clean energy.

Since 2017, Mike has been the Co-Founder & Managing Partner at Energea Global LLC. In his capacity as Co-Founder & Managing Partner of the Manager, Mike is a director of the Investment Committee which determines the investment strategy for the Company. To date, Energea Global LLC manages 3 funds formed to acquire and operate solar power projects: the Company, Energea Portfolio 2 LLC, and Energea Portfolio 4 USA LLC. See "Other Solar Energy Funds" below.

Since 2015, Mike has served as a Board Member of the Big Life Foundation, an organization dedicated to preserving over 1.6 million acres of wilderness in East Africa. Through community partnerships and conservation initiatives, Big Life protects the region's biodiversity and promotes sustainable practices.

From 2008 - 2017, Mike co-founded and served as the CEO of Greenskies Renewable Energy LLC, a leading provider of turnkey solar energy services. His expertise contributed to the development, financing, design, construction, and maintenance of solar projects across the United States. Notably, he was involved in solar installations on Target Corporation stores and distribution centers, as well as capped landfills throughout the northeast region of the U.S.

Mike's track record in renewable energy, his involvement in hundreds of solar projects worldwide, and his dedication to environmental sustainability position him as a driving force in the global effort to combat climate change.

Gray Reinhard

Gray is an experienced software engineer specializing in business intelligence tools across multiple industries. Early in Gray's career, he worked primarily in E-Commerce where he built and supported sites for over 20 brands including several Fortune 500 companies. From there, Gray moved into renewable energy where he developed the project management software for the country's largest commercial solar installer, Greenskies. This custom platform managed everything from sales and financing to the construction, maintenance, and performance monitoring of over 400 solar projects owned by the company.

Prior to joining Energea in January 2020, Gray served as the CTO of Dwell Optimal Inc. which assists businesses providing employees with travel accommodations.

Gray studied at Princeton University.

Isabella Mendonça

Isabella is a corporate lawyer with experience in cross-border M&A transactions and the drafting and negotiation of highly complex contracts and corporate acts in different sectors, such as energy, oil & gas and infrastructure. Isabella has previously worked as an attorney for Deloitte and Mayer Brown in Brazil, where she was an associate in the Energy Group, working in regulatory, contractual and corporate matters related to renewable energy project development.

From 2016 until she joined Energea, Isabella was an associate in the corporate and securities practice at Mayer Brown in the Rio de Janeiro office.

Isabella studied law at Fundacão Getulio Vargas, in Brazil and has a master's degree (LLM) from the University of Chicago.

Arthur Issa

Arthur Issa was one of the first employees at Energea, starting in May, 2018. Over the course of his career in Energea, has participated in the successful closing process of more than 100 MW worth of project installed capacity and their financial management, totaling an AUM of more than $100mm. Arthur is responsible for keeping track of all matters related to Corporate and Project Finance in Energea, through detailed financial modelling, reporting and cash flow management, maximizing efficiency in the Company's decision-making process with reliable analytics. Arthur has a B.S. in Production Engineering from University Candido Mendes in Rio de Janeiro, Brazil.

Tyler Hurlburt

From 2006 until he joined the Energea team, Tyler Hurlburt was a licensed Wealth Manager at Fortune 500 firms including Ameriprise, Prudential, Wells Fargo and TIAA. Tyler managed over $500M in client's assets in previous role at TIAA. He has over 20 years' experience within the financial service industry, as well as extensive experience in portfolio management, risk mitigation, tax, and estate planning. Tyler holds a MBA with honors from Saint Joseph's University.

Marta Coelho

Since its inception in 2018, Marta Coelho has served as the Controller at Energea, bringing with her a wealth of experience and expertise in finance and accounting. As the Global Controller, Marta plays a crucial role in managing all financial aspects, including account management, taxation, and audits, for Energea's diverse range of operating entities and projects across Africa, Brazil, and the USA.

Dave Rutty

Dave is a highly experienced electrician with over 12 years of expertise in building and maintaining solar projects. At Energea, he plays a vital role in overseeing construction and maintenance processes across all markets. Dave's extensive experience brings a culture of expertise, meticulousness, and safety to our emerging markets.

From 2020 to 2022, Dave served as a Managing Partner at SRES, a solar contracting company based in the northeastern U.S. Prior to that, Dave was served as the Vice President of Operations and Maintenance at Greenskies Renewable Energy LLC.

Kathy Koser

Kathy is a pivotal manager at Energea, overseeing insurance, compliance, and human resources with exceptional skill. Kathy expertly evaluates insurance needs, formulates comprehensive policies, and collaborates with external providers to secure optimal coverage. Her deep understanding of compliance, particularly regarding Regulation A Tier II offerings, strengthens Energea's adherence to regulatory requirements. Additionally, Kathy's effective human resources management fosters a positive work environment, promoting productivity and employee satisfaction.

From 2018 to 2021, Kathy was an account associate and executive assistant for the sales team at RoomReady, an AV and technology services company.

Legal Proceedings Involving Executives and Directors

Within the last five years, no Director, Executive Officer, or Significant Employee of the Company has been convicted of, or pleaded guilty or no contest to, any criminal matter, excluding traffic violations and other minor offenses.

Within the last five years, no Director, Executive Officer, or Significant Employee of the Company, no partnership of which an Executive Officer or Significant Employee was a general partner, and no corporation or other business association of which an Executive Officer or Significant Employee was an executive officer, has been a debtor in bankruptcy or any similar proceedings.

Other Solar Energy Funds

Energea Global LLC, the Manager of the Company, is also the manager of two other funds formed to acquire and operate solar power projects, each of which has conducted and may in the future conduct offerings under Regulation A.

·	Energea Portfolio 2 LLC, which was formed to acquire and operate projects located in Brazil with residential and small business customers.

·	Energea Portfolio 4 USA LLC, which was formed to acquire and operate projects located in the United States.

Compensation of Directors and Executive Officers

Overview

Our Manager is compensated as follows:

·	They receive fees and other compensation, including for services provided;

·	They may invest alongside Investors and, if so, will receive the same distributions as Investors;

·	They receive the Promoted Interest; and

·	They receive interest on loans to the Company.

The Company itself does not have any employees or payroll. The executive officers and employees of our Manager are compensated directly by the Manager from the fees and Promoted Interest paid to the Manager by the Company.

Fees and Other Compensation

Type of Fee	Description
Reimbursement of Organization, Offering and Marketing Expenses
The Company must reimburse the Manager for expenses the Manager incurs in connection with the Offering before the Offering Circular is qualified by the SEC.

As of the date of this Annual Report, we estimate that those expenses will be approximately $60,000.

Asset Management Fees	The Manager will charge the Company a monthly asset management fee equal to 0.167% of the aggregate capital that has been invested in the Company.

Promoted Interest	See "Promoted Interest" below

Developer Fees
The Manager might originate and develop Projects that are acquired by the Company. If so, the Manager shall be entitled to compensation that is no greater than 5.0% of the Project's cost.

The amount of the developer fee will depend on the number of Projects the Manager develops for the Company and their cost. We cannot make a reasonable estimate at this time.

Interest on Loans
The Manager might lend to the Company to fund the acquisition or investment in Projects or for other purposes. Such a loan will bear interest at market rates.

The amount of interest will depend on the amount and term of any such loans.

O&M and Credit Management Services	Energea may provide O&M services to the Projects owned by the Company at market rates.

Co-Investment

The Manager and its affiliates might purchase Class A Investor Shares. If so, they will be entitled to the same distributions as other Investors. If such investment is made to facilitate the Company's acquisition of or investment in Projects before there are sufficient Offering proceeds, the Manager will be entitled to redeem its Class A Investor Shares from additional Offering proceeds as they are raised.

Promoted Interest

As described in "Calculating Distributions", the Manager is entitled to receive certain distributions from the Company that we refer to as the Manager's "Promoted Interest." How much money the Manager ultimately receives as a Promoted Interest depends on several factors, including:

·	The total returns the Company is able to achieve;

·	When those returns are achieved;

·	When the Company distributes money to Investors; and

·	The amount of expenses the Company incurs.

Reporting Compensation to Investors

No less than once per year, the Company will provide Investors with a detailed statement showing:

·	The fees paid to the Manager and its affiliates; and

·	Any transactions between the Company and the Manager or its affiliates.

In each case, the detailed statement will describe the services performed and the amount of compensation paid.

Stages of Development

The stages of the Company's organization, development, and operation, and the compensation paid by the Company to the Manager and its affiliates during each stage, are as follows:

Stage of Company	Compensation
Organization of Company	· Reimbursement of Expenses

Acquisition of Projects	· Asset Management Fee
· Developer Fee
· Interest on Loans (if applicable)

Operation of Projects	· Asset Management Fee
· Promoted Interest
· O&M Service Fees

Sale of Projects	· Asset Management Fee
· Promoted Interest

Item 4. Security Ownership of Manager and Certain Securityholders

The individuals named below, as well as other employees of the Manager may own Class A Investor Shares that they purchased privately through the Platform in the same manner as any Investor.

The following table sets forth the approximate beneficial ownership of our Class A Investor Shares as of December 31, 2023, for each person or group that holds more than 10.0% of our Class A Investor Shares, and for each director and executive officer of our Manager and for the directors and executive officers of our Manager as a group.

Name of Beneficial Owner (1)(2)	Number of Shares Beneficially Owned	Amount and Nature of Beneficial Ownership Acquirable	Percent of All Shares
Energea Global LLC	4,607	N/A	0.2039%
Michael Silvestrini	54(3)	N/A	0.0024%
Christopher Sattler	0(3)	N/A	0.0000%
Gray Reinhard	9	N/A	0.0004%
All directors and executive officers of our Manager as a group (3 persons)	63	N/A	0.0028%
	-		-

(1)
Under SEC rules, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest.

(2)	Each listed beneficial owner, person or entity has an address in care of our principal executive offices at 52 Main Street, Chester, CT 06412.
(3)
Includes shares beneficially owned by Energea Global LLC, under the control of its Class A Shareholders. Notably, Michael Silvestrini and Chris Sattler, as the largest principal shareholders, hold 38.90% and 29.34% of the shares of Energea Global LLC, respectively.

Item 5. Interest of Management and Others in Certain Transactions

The Company might enter into other transactions with related parties. If so, any compensation paid by the Company to the related party shall be (i) fair to the Company, and (ii) consistent with the transaction that would be paid to an unrelated party.

By "related party" we mean:

·	The Manager or a subsidiary of the Manager;

·	Any director, executive officer, or significant employee of the Company or the Manager;

·	Any person who has been nominated as a director of the Company or the Manager;

·	Any person who owns more than 10% of the voting power of the Company or the Manager; and

·	An immediate family member of any of the foregoing.

As of December 31, 2023, the Company has entered into transactions with related parties as set forth below:

·
Credit Advance: The Company entered into several credit advances from the Manager to accelerate the availability of capital needed to make certain small payments. These amounts are recorded as due-to/due-from transactions and no interest is charged to the Company for these advances.

Item 6. Other Information

None.

Item 7. Financial Statements

Independent Auditors Report

To the Members of
Energea Portfolio 3 Africa LLC

Opinion
We have audited the accompanying financial statements of Energea Portfolio 3 Africa LLC (the "Company"), which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of operations, changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Energea Portfolio 3 Africa LLC as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.
In performing an audit in accordance with generally accepted auditing standards, we:
•       Exercise professional judgment and maintain professional skepticism throughout the audit.
•       Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
•       Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
•       Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
•       Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.
We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

By /s/ Whittlesey PC

Hartford, Connecticut
April 30, 2024

Balance Sheets

For the years ended December 31, 2023 and December 31, 2022

	2023	2022
Assets
Current assets:
Cash and cash equivalents	$ 1,109,421	$ 6,907
Accounts receivable	19,614	-
Other current assets	1,551	26,797
Total current assets	1,130,586	33,704

Property and equipment, net:
Construction in progress	454,494	931,343
Property and equipment	1,022,054	-
Total property and equipment	1,476,548	931,343
Less accumulated depreciation	(29,920)	-
Total property and equipment, net	1,446,628	931,343

Total assets	$ 2,577,214	$ 965,047

Liabilities and members' equity
Current liabilities:
Accounts payable and accrued expenses	$ 158,129	$ 3,085
Due to related entity	6,700	14,500

Total liabilities	164,829	17,585

Members' equity	2,412,385	947,462

Total liabilities and members' equity	$ 2,577,214	$ 965,047

Statements of Operations

For the years ended December 31, 2023 and December 31, 2022

	2023	2022

Revenue	$ 85,420	$ 13,040

Portfolio operating expenses:
Depreciation expense	29,920	-
Professional fees	18,875	11,415
Other general and administrative expenses	46,219	7,445
Total portfolio operating expenses	95,014	18,860

Net loss from operations	(9,594)	(5,820)

Other income/(expense):
Interest expense	(240)	-
Interest income	4	-
Total other income/(expense)	(236)	-

Net loss	$ (9,830)	$ (5,820)

Statements of Changes in Members' Equity

For the years ended December 31, 2023 and December 31, 2022

	Common Shares		Investor Shares		Managing Member Equity	Total Members' Equity
	Shares	Amount	Shares	Amount

Members' equity, January 1, 2022	1,000,000	$ -	211,367	$ 181,377	$ (23,105)	$ 158,272

Issuance of investor shares	-	-	731,822	808,673	-	808,673
Distributions	-	-	-	(13,663)	-	(13,663)
Net loss	-	-	-	-	(5,820)	(5,820)

Members' equity, December 31, 2022	1,000,000	-	943,189	976,387	(28,925)	947,462

Issuance of investor shares, net of issuance costs of $29,342	-	-	1,316,255	1,526,907	-	1,526,907
Distributions	-	-	-	(52,154)	-	(52,154)
Net loss	-	-	-	-	(9,830)	(9,830)

Members' equity, December 31, 2023	1,000,000	$ -	2,259,444	$ 2,451,140	$ (38,755)	$ 2,412,385

Statements of Cash Flows

For the years ended December 31, 2023 and December 31, 2022

	2023	2022

Cash flows from operating activities:
Net loss	$ (9,830)	$ (5,820)
Depreciation	29,920	-
Changes in assets and liabilities:
Accounts receivable	(19,614)	-
Other current assets	25,246	(26,547)
Accounts payable and accrued expenses	155,044	(38,637)
Due to related entities	(7,800)	(46,527)
Total cash flows from operating activities	172,966	(117,531)

Cash flows from investing activities:
Purchases of property and equipment	(545,204)	(774,009)

Cash flows from financing activities:
Proceeds from issuance of investor shares	1,556,248	808,673
Investor shares issuance costs	(29,342)	-
Distributions	(52,154)	(13,663)
Total cash flows from financing activities	1,474,752	795,010

Increase(decrease) in cash	1,102,514	(96,530)

Cash at the beginning of the period	6,907	103,437

Cash at the end of the period	$ 1,109,421	$ 6,907

Notes to Financial Statements

The accompanying notes are an integral part of the consolidated financial statements.

For the years ended December 31, 2023 and December 31, 2022

Note 1 - Organization, Operations and Summary of Significant Accounting Policies

Business organization and operations

Energea Portfolio 3 Africa LLC is a Delaware Limited Liability Corporation (the "Company") formed to invest in the acquisition, development, and operation of a portfolio of solar energy projects ("Projects") in Africa. The Company is managed by Energea Global LLC (the "Manager"). The Company commenced operations on March 11, 2021.

The Company's activities are subject to significant risks and uncertainties, including the inability to secure funding to develop its portfolio. The Company's operations have been, and will be, funded by the issuance of membership interests. There can be no assurance that any of these strategies will be achieved on terms attractive to the Company. During 2021, the Company initiated an offering (the "prior offering") of its Class A Investor Shares pursuant to Regulation A ("Regulation A") of the Securities Act of 1933, as amended, for the purpose of raising capital to fund ongoing Project development activities. Through December 26, 2023, the Company raised $2,451,140, net of $66,592 share issuance costs, from the prior offering. The Company may in the future offer additional Class A Investor Shares in a new offering pursuant to Regulation A.

To date, the Company has invested into 12 projects. In some cases, the Company may purchase an entire Project and in other cases, it may purchase fractional shares of a Project through its relationship with The Sun Exchange (SA) Bewind Trust ("Sun-Ex") ("solar cells"). When the Company purchases solar cells of a Project, the Company maintains control over the entire Project through a series of negative covenants that give the Company control of financing, selling, or replacing the asset manager of the entire Project, even though the Company may only own a small portion of outstanding solar cells that comprise the Project.

Basis of presentation

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of estimates

The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits at commercial banks and short-term cash equivalents with original maturities of 90 days or less.

Property and Equipment

Property and equipment consist of solar cell units. The Company accounts for these investments in solar cell units under ASC 360. These solar cell units are carried at cost, net of accumulated depreciation. Expenditures for major renewals and betterments that extend the useful lives of the property and equipment are capitalized; expenditures for maintenance and repairs are charged to expense as incurred. When the property and equipment are sold or retired, the related cost and accumulated depreciation are eliminated from the accounts and the resulting gain or loss is reflected in the accompanying statement of operations. Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets, which is 30 years for the Projects. The Company begun depreciating the assets on January 1, 2023. Prior to January 1, 2023, the assets were treated as construction in progress as material revenue producing activity from the assets had yet to commence.

Impairment of Long-Lived Assets

The Company periodically evaluates the carrying value of the Projects when events and circumstances warrant such a review. Under ASC 360, the carrying value of the Projects is considered impaired when its anticipated undiscounted cash flows are less than its carrying value. A loss is then recognized based on the amount by which the carrying value exceeds the fair value of the asset. The Company has not recognized any impairment losses on any of its property and equipment for the years ended December 31, 2023 or 2022.

Revenue recognition

Our Revenue Recognition Policy follows ASC-606 which is a five-step procedure:

Procedure	Example
Step 1 - Identify the Contract	Solar Lease Agreement
Step 2 - Identify the Performance Obligations	Delivery of electricity from solar plant
Step 3 - Determine the Transaction Price	Amount contractually signed with customer
Step 4 - Allocate the Transaction Price	Obligation is satisfied by transferring control of the electricity produced to the customer
Step 5 - Recognize Revenue	At a point in time when the customer is invoiced

Income taxes

The Company has elected to be taxed as a C-Corporation for Federal, State, and local income tax reporting purposes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established to reduce deferred tax assets to the amount expected to be realized. As of December 31, 2023 and 2022, deferred taxes of approximately $9,847 and $7,788 respectively have been fully reserved by a valuation allowance. Any income taxes currently due are not material to the 2023 or 2022 financial statements.

The Company also concluded that there are no uncertain tax positions that would require recognition in the financial statements. Interest on any income tax liability is reported as interest expense and penalties on any income tax liability are reported as income taxes. The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analysis of tax laws, regulations and interpretations thereof, as well as other factors.

Foreign Currency Exchange Transactions

Revenue is transacted in the local currency, South African Rand (ZAR), and are recorded in U.S. dollars translated using the exchange rate of the last day of each period. Realized exchange gains and losses are netted against revenue on the accompanying statement of operations. Realized translation losses for the years ended December 31, 2023 and December 31, 2022 were $(1,055) and $(1,916), respectively.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, the Company is permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits the Company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that the Company (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Subsequent events

In connection with the preparation of the financial statements, the Company monitored and evaluated subsequent events and transactions through April 30, 2024, the date on which the financial statements were available to be issued. Since December 31, 2023, the Company has procured an additional Project and is considering acquiring more in the future.

Note 2 - Property and Equipment

On March 20, 2021, the Company entered into a cell owner agreement with Sun-Ex for 1.74% of the cell units in the Project Nhimbe Fresh Packhouse & Cold Store for an aggregate purchase price of $24,631.

On April 3, 2021, the Company entered into a cell owner agreement with Sun-Ex for 6.72% of the cell units in Project SPAR Lulekani for an aggregate purchase price of $23,369.

On November 29, 2021, the Company entered into a cell owner agreement with Sun-Ex for 100% of the cell units in the Project Anchor Foods for an aggregate purchase price of $109,334.

On May 31, 2022, the Company entered into a cell owner agreement with Sun-Ex for 100% of the cell units in Project CPOA Trianon Retirement Village for an aggregate purchase price of $163,624.

On May 31, 2022, the Company entered into a cell owner agreement with Sun-Ex for 46.39% of the cell units in Project CPOA Avondrust Court for an aggregate purchase price of $99,025.

On September 9, 2022, the Company entered into a cell owner agreement with Sun-Ex for 25.98% of the cell units in Project Baysville School of Skills for an aggregate purchase price of $25,000.

On September 9, 2022, the Company entered into a cell owner agreement with Sun-Ex for 74.54% of the cell units in Project Zandvliet Care Facility for an aggregate purchase price of $74,999.

On December 1, 2022, the Company entered into a cell owner agreement with Sun-Ex for 100% of the cell units in Project Connaught Business Park for an aggregate purchase price of $411,361.

On May 27, 2023, the Company entered into a cell owner agreement with Sun-Ex for 100% of the cell units in Project CPOA Quadrant Gardens for an aggregate purchase price of $90,710.

On September 28, 2023, the Company entered into a cell owner agreement with Sun-Ex for 100% of the cell units in Project Laerskool Dr Havinga for an aggregate purchase price of $191,151.

On October 04, 2023, the Company entered into a cell owner agreement with Sun-Ex for 100% of the cell units in Project CPOA Constantia Place for an aggregate purchase price of $115,108.

On December 14, 2023, the Company entered into a cell owner agreement with Sun-Ex for 100% of the cell units in Project Hoerskool Bosmansdam for an aggregate purchase price of $148,234.

The Company's property and equipment as of December 31, 2023 and 2022, is outlined in the following roll-forward summary:

The Company's property and equipment consisted of the following at December 31, 2023 and 2022:

Note 3 - Related Party Transactions

The Company may borrow from the Manager, without interest, from time to time. The purpose of the related party transactions is for reimbursement for startup costs, cash flow shortfalls, capital needed to complete investments in Projects and loans used for dividend recapitalization to make distributions in advance of receiving payments from customers. As of December 31, 2023 and 2022, the Company had $6,700 and $14,500, respectively, payable to the Manager, which is included in due to related entity on the accompanying balance sheets.

Note 4 - Members' Equity

Common Shares

The Company authorized 1,000,000 common shares, which as of December 31, 2023 and 2022, 1,000,000 are issued and outstanding. The shares represent membership interests in the Company.

Investor Shares

The Company authorized 500,000,000 investor shares, which as of December 31, 2023, and 2022, 2,259,444 and 943,189, respectively, are issued and outstanding. The investor shares represent membership interests in the Company.

Note 5 - Income Taxes

Income tax expense (benefit) is comprised of the following for the years ended December 31, 2023 and 2022:

A reconciliation of the U.S. Federal and Connecticut statutory rate to our effective income tax rate is shown in the table below for the years ended December 31, 2023 and 2022:

Deferred income taxes reflect the net tax effects of net operating loss ("NOL") carryforwards and the temporary difference between the carrying amounts of assets and liabilities for financial reporting and the amounts used for income tax purposes. The Company's deferred tax assets mainly to NOL carryforwards which may be used to reduce tax liabilities in future years (subject to an 80% taxable income limitation). At December 31, 2023 and 2022, the Company had federal NOL carryforwards totaling $38,584 and $28,925, respectively. At December 31, 2023 and 2022, the Company had state NOL carryforwards totaling $31,367 and $28,675, respectively. The state NOL carryforwards are subject to a 50% taxable income limitation.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. After consideration of all the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance. For the years ended December 31 2023 and 2022, the change in valuation allowance was $2,059 and $1,567, respectively. Deferred tax assets consist of NOL carryforwards of $9,847 and $7,788 at December 31,2023 and 2022, respectively, which are reduced by a full valuation allowance.

Item 8. Exhibits

Index to Exhibits and Description of Exhibits

Exhibit No.	Description of Exhibit
2.1**
Certificate of Formation of the Company filed with the Delaware Secretary of State on March 11, 2021 (incorporated by reference to the copy thereof filed as Exhibit 1A-2A to the Company's Form 1-A filed January 4, 2024).

2.2**	Limited Liability Company Agreement of the Company dated April 30, 2021 (incorporated by reference to the copy thereof filed as Exhibit 1A-2B to the Company's Form 1-A filed January 4, 2024).
2.3**	Authorizing Resolution of the Company dated April 30, 2021 (incorporated by reference to the copy thereof filed as Exhibit 1A-2C to the Company's Form 1-A filed January 4, 2024).
3.1**	Redemption Plan (incorporated by reference to the copy thereof filed as Exhibit 3.1 to the Company's Form 1-A filed April 2, 2024)
4**	Form of Investment Agreement (incorporated by reference to the copy thereof filed as Exhibit 1A-4 to the Company's Form 1-A filed January 4, 2024).
6.1**	Investor Services Agreement between the Company and The Sun Exchange, Inc. (incorporated by reference to the copy thereof filed as Exhibit 1A-6A to the Company's Form 1-A filed January 4, 2024).
6.2**	Cell Owner Agreement between the Company and The Sun Exchange (SA) Bewind Trust (incorporated by reference to the copy thereof filed as Exhibit 1A-6B to the Company's Form 1-A filed January 4, 2024).
** Previously filed

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, on April 30, 2024.

Energea Portfolio 3 Africa LLC

By: Energea Global LLC

By /s/ MICHAEL SILVESTRINI
Name: Michael Silvestrini
Title: Co-Founder and Managing Partner

This Annual Report has been signed by the following person in the capacities and on the date indicated.

By /s/ MICHAEL SILVESTRINI
Name: Mike Silvestrini
Title: Co-Founder and Managing Partner of Energea Global LLC (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

Date: April 30, 2024